Filed by Cardiac Science, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CSQ Holding Company

Registration No. 333-124514

CARDIAC SCIENCE

QUINTON CARDIOLOGY

CARDIAC SCIENCE

Cardiac Science

The New

Forward Looking Statements

        This presentation includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as
“anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, forward-looking statements include, without limitation, statements related to the expected synergies of the combined companies, the anticipated cost savings resulting from the business combination, the ability of the combined company to achieve significantly greater size and scale, the ability of the combined company to achieve sustainable profitability and to continue to develop competitive new products, the timing of the completion of the proposed business combination, the pro forma combined revenues for the two companies and all other statements related to the future operating results or financial condition of the combined company.  Quinton and Cardiac
Science have based these forward-looking statements on the current expectations, assumptions, estimates and projections. While Quinton and Cardiac
Science believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These risks include: the risk that the combined company may not achieve the benefits expected from the transaction, which may have a material adverse effect on the combined company’s business and could result in loss of key personnel, the risk that the transaction may be completed even though material adverse changes may result from the announcement of the transaction, industry-wide changes and other causes, the risk that the combined company may not be able to develop new competitive products and the risk that the transaction may not be completed or that the closing of the transaction may be delayed due to failure to obtain regulatory or other approvals or the occurrence of a material adverse change in one or both of the parties.  These and other important factors, including those discussed in Quinton's Annual Report on Form 10-K for the year ended December 31, 2004, under the heading “Certain Factors That
May Affect Future Results,” and in Cardiac Sciences' Annual Report on Form 10-K for the year ended December 31, 2004, under the heading "Risk
Factors," may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Merger Information

        Under the terms of the merger agreement, the parties have formed a new corporation, CSQ Holding Company and two wholly-owned acquisition subsidiaries of CSQ that will merge with and into Quinton Cardiology Systems, Inc. and Cardiac Science, Inc. respectively.  CSQ Holding Company has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction.  Investors and security holders are urged to read this filing because it contains important information about the transaction.  Investors and security holders are also urged to read the definitive joint proxy statement/prospectus when it become available.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange
Commission’s web site at www.sec.gov.   In addition, investors and security holders may obtain free copies of the documents filed with the Securities and
Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949)-474-4300.  Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425)
402-2009.
Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac
Science in connection with the mergers.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding the directors and executive officers of Cardiac Science is also included in the Cardiac Science proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about November 22, 2004 and Cardiac Science’s Annual Report on Form 10-K,
which was filed with the Securities and Exchange Commission on or about March 16, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.
Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the mergers.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding these directors and executive officers is also included in Quinton's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and
Exchange Commission on or about April 14, 2004 and Quinton’s Annual Report on Form 10-K/A, which was filed with the Securities and Exchange
Commission on or about April 22, 2005.    These documents are available free of charge at the Securities and Exchange Commission’s web site at
www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Reasons for the Merger

Similar missions, technology, and business models

More sustainable sources of revenue growth

Enhanced distribution in domestic and international
markets

Cost savings from consolidating multiple functions

Greater liquidity for investors

Significant potential for value creation

Merger Overview

TRANSACTION

STRUCTURE

EXCHANGE

RATIOS

ELIMINATION

OF DEBT AND

WARRANTS

OWNERSHIP

Combines Cardiac Science (Nasdaq: DFIB) and

Quinton Cardiology Systems (Nasdaq: QUIN)

Exchange of stock with new entity - Cardiac Science Corporation (Nasdaq: CSCX)

22.3 million shares will be issued and outstanding at close, with an additional

1.2 million shares in options and warrants (23.5 million total)

Q shareholders receive 0.77 share for each current share

CS shareholders receive 0.10 share for each current share

CS note holders exchange $61 million of principal / interest plus 13.4 million warrants for $20 million in cash and 2.8 million shares of CSCX ~ 13 percent of the new entity

CS shareholders and note holders will own ~ 51 percent of the combined company

Q shareholders will own ~ 49 percent of the combined company

Expected close in Q3 2005.

Board of Directors

Raymond W. Cohen

Ruediger Naumann-Etienne, PhD.

Bruce J. Barclay

W. Robert Berg

Jue-Hsien Chern, PhD.

Position

From

Ray E. Newton III

Jeffrey F. O’Donnell

Chairman

Cardiac

Vice-Chairman

Quinton

Director

Cardiac

Director

Quinton

Director

Quinton

Director

Cardiac

Director

Cardiac

Name

Harvey N. Gillis

Director

Quinton

John R. Hinson

Director

Quinton

Management Team

John Hinson

Mike Matysik

Allan Criss

David Hadley, PhD.

Pete Foster

Position

From

Background

Darryl Lustig

Kurt Lemvigh

President & CEO

DAH, MiniMed

Quinton

SVP & CFO

DMX, Corning Nichols

Quinton

VP, Acute Care

Philips / ATL

Quinton

VP, Research

Primus, Halliburton

Quinton

VP, Public Access

Cardiac

VP, Primary Care

Bergen Brunswig

Quinton

VP, International

Cardiac

Name

Brian Lee

VP, Engineering

Quinton

Siemens, Philips

Kerr, Procter & Gamble

GE / Marquette

Broad Range of Competitive Devices

Traditional Defibrillators

Cardiac Rehab Telemetry

Electrocardiographs

ECG Data Management

Automated External Defibrillators

Cardiac Stress Testing

Holter Monitors

Therapeutic Monitors

Estimated Worldwide Market Size – 2004

Automated External
Defibrillation $0.3 B

Diagnostic
Cardiology $1.0 B

Traditional
Defibrillation $0.6 B

Annual demand approaching $2 billion

Estimated Worldwide Market Size – 2009

Automated External
Defibrillation  $1.0 B

Diagnostic
Cardiology $1.25 B

Traditional
Defibrillation  $0.75 B

Annual demand approaching $3 billion

Market Drivers

AEDs

Further AED penetration in multiple segments

Federal / state legislation mandating AED deployment

AED demand from individual consumers

Traditional Defibrillation

New applications for traditional markets

Diagnostic Cardiology

Expansion of cardiology data management

Increase in procedures due to aging population, etc.

New diagnostic cardiology screening tools

Specific Opportunities

International

Sell Electrocardiographs thru current Cardiac
distribution

Sell AEDs thru current Quinton distribution

Leverage expanded network for future products

Domestic Medical

Sell AEDs more competitively to physician’s offices

Sell next-generation products to traditional
defibrillation customers

Domestic AED

Eliminate current sales challenges

Sell AEDs to emerging home market

Business Model / Structure

Model

Use innovative product development to drive
customer adoption and create the largest possible
installed base to facilitate replacement sales,
consumables use and service revenue

Structure

Sales Channels organized around Customers

Service, Marketing, Development, Regulatory,
Manufacturing and Administration functions
consolidated

Sales Channels

	Quinton at IPO
Medical - Acute Care	
Medical - Primary Care	
International / Expanded	
Public Access Defib	

Consolidated Activities

	Quinton at IPO
Service	
Marketing	
Development	
Regulatory	
Manufacturing	
Administration	

Cardiac Science

Business Structure Illustration

Cost Savings

$10 million in estimated annual cost savings

Driven primarily by consolidation of administrative
and manufacturing activities

Reducing net headcount

Restructuring executive positions

Eliminating redundant facilities

Consolidating duplicate functions

2005 Independent Financial Guidance

$4.0 - $4.3

$1.5 - $1.7

Depreciation & Amortization

55 - 58%

45 - 47%

Gross Margin

$(7.6) - (15.7)M

$7.6 - 8.5M

Pre-tax Income (Loss)

           -

      33%

Tax Rate

$(0.09) - (0.18)

$0.33 - 0.37

EPS

$(7.6) - (15.7)M

$5.1-5.7M

Net Income (Loss)

$75 - 80M

$93 - 96M

Revenue

Cardiac Science

Quinton

Combined company expected to be immediately profitable and cash flow positive after closing, excluding one-time merger and acquisition costs

2006 Financial Guidance

Integration substantially complete by beginning of 2006

Income Statement

Double-digit revenue growth

Comparable blended gross margin to 2005 (pre-amortization)

Operating expense growth rate about half of revenue rate (excluding stock based compensation charges)

$10 M in annual cost savings

$8 M in interest expense elimination

$3 M estimated incremental intangibles amortization

Other

$3 - 5 M in anticipated cash tax benefits

Approx. 22.3 M primary shares and 23.5 M fully diluted shares

Summary

Focused cardiology device growth company

Experienced management team

Large, expanding markets

Competitive product portfolio

Scalable business model and structure

Larger platform from which to grow the business

Significant potential for value creation

www.cardiacscience.com / Nasdaq: DFIB

www.quintoncardiology.com / Nasdaq: QUIN